UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FRANKLIN TEMPLETON 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403

Franklin Templeton 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
As of September 30, 2015 and 2014 and
For the Fiscal Year ended September 30, 2015

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Franklin Templeton 401(k) Retirement Plan
We have audited the financial statements of the Franklin Templeton 401(k) Retirement Plan (the “Plan”) as of September 30, 2015 and 2014, and for the year ended September 30, 2015, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended September 30, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of September 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, California
February 25, 2016

Franklin Templeton 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

as of September 30,	2015	2014
Assets
Cash	$399,233	$379,802
Investments, at fair value	1,078,945,693	1,162,105,353
Receivables:
Employer contributions receivable	7,441,066	6,943,369
Participant contributions receivable	—	1,378,328
Notes receivable from participants	16,792,185	16,358,388
Other receivables	555	248,996
Total receivables	24,233,806	24,929,081
Total assets	1,103,578,732	1,187,414,236
Liabilities
Payables	72,403	69,494
Net Assets Available for Benefits	$1,103,506,329	$1,187,344,742

The accompanying notes are an integral part of these financial statements.

Franklin Templeton 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

for the fiscal year ended September 30, 2015	Amount
Additions
Additions to net assets attributed to:
Investment income:
Dividends	$66,469,064
Interest on notes receivable from participants	693,180
Contributions:
Employer	32,136,470
Participants	43,369,146
Rollovers	3,524,449
Total contributions	79,030,065
Total additions	146,192,309
Deductions
Deductions to net assets attributed to:
Investment losses:
Net depreciation in fair value of investments	156,986,229
Expenses:
Benefit payments and withdrawals	72,624,556
Administrative fees and expenses	419,937
Total expenses	73,044,493
Total deductions	230,030,722
Net Decrease	(83,838,413)
Net assets available for benefits:
Beginning of year	1,187,344,742
End of Year	$1,103,506,329

The accompanying notes are an integral part of these financial statements.

Franklin Templeton 401(k) Retirement Plan
Notes to Financial Statements

1.	Description of the Plan
General
The Franklin Templeton 401(k) Retirement Plan (the “Plan”) is a defined contribution plan.
The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain employment requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following summary describes material features of the Plan but is not intended to be complete and is qualified in its entirety by reference to the Plan documents and summary plan description for a more complete description of the Plan’s provisions.
The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members appointed by the Board of Directors of the Company, is the administrator of the Plan (the “Plan Administrator”). In the absence of the Administrative Committee for any reason, the Company acts as the Plan Administrator. The Investment Committee, consisting of at least five members appointed by the Board of Directors of the Company, is responsible for, among other things, analyzing the performance of investment options under the Plan and selecting new investment options to be offered under the Plan.
Bank of America, N.A. is the Plan’s trustee (the “Trustee”), and the administration and recordkeeping services for the Plan are provided by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a subsidiary of Bank of America Corporation. Gallagher Fiduciary Advisors, LLC is the investment manager and independent fiduciary (the “Independent Fiduciary”) concerning the purchase, holding and sale by Plan participants and beneficiaries of the Company’s common stock in the Plan.
Contributions
Participants may contribute up to 50% of eligible pre-tax annual compensation and up to 100% of the cash portion of the participant’s year-end bonus, if any, as described in the Plan documents and subject to Internal Revenue Code limitations, each year to the Plan. Participants age 50 or older may elect to make catch-up contributions. Participants in the Plan may also elect to make contributions to Roth salary deferral accounts and Roth rollover accounts.
All eligible employees, as defined in the Plan, may begin contributing to the Plan as of the first of the month following their employment commencement date. Newly-hired eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of eligible compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, participants who are automatically enrolled in the Plan have their deferral rate automatically increase by one percent each year on December 1. The automatic increase is stopped when a deferral rate of 15% is attained, unless changed by the participant.
The Company makes a matching contribution equal to 75% of eligible compensation deferred by participants. Eligible employees become participants in the matching portion of the Plan on the first day of the month following their employment commencement date.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral contributions, the Company’s matching contributions and allocations of Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Prior to October 1, 2010, the Company also made profit sharing contributions under the Plan.
Vesting
Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching and prior profit sharing contribution portions of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing five “years of service,” as defined in the Plan. Upon death, disability or upon reaching normal retirement age, a participant’s account becomes 100% vested.

Forfeitures
With respect to any unvested Company matching and prior profit sharing contribution portions of a participant’s account, any amount forfeited at distribution or pursuant to terms of the Plan remains in the Plan. Forfeitures may be used by the Plan to offset matching contributions or for other purposes, such as restoring returning participant accounts or for the payment of Plan expenses. Forfeitures attributable to Company matching contributions not used by the Plan are used to reduce current and future Company matching contributions. Forfeitures attributable to prior Company profit sharing contributions are allocated to participants’ eligible share in such contributions. For the fiscal year ended September 30, 2015 (“fiscal year 2015”), the amount of forfeitures used to offset Company matching contributions was $1,050,015, the amount of forfeitures used to pay Plan expenses was $92,455, and the amount of forfeitures attributable to prior Company profit sharing contributions allocated to participants in November 2015 was $1,000,000. Unallocated forfeitures were $1,467,481 and $540,475 as of September 30, 2015 and 2014.
Investment Options
Participants may direct all contributions in one-percent increments into any of 42 investment options as of September 30, 2015, including nine allocation funds, 23 equity/stock funds, eight bond/fixed income funds, one money market/stable value fund and common stock of the Company.
Participants may make investment allocation changes daily via either telephone or internet access to their personal account through Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Voting Rights for Shares of Company Stock
Each participant is entitled to exercise voting rights attributable to any shares of common stock of the Company allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are exercisable for a voting event. The Independent Fiduciary acts as an investment manager and independent fiduciary concerning the Company’s common stock in the Plan. In accordance with the terms of that appointment, if the Trustee does not receive timely voting directions from participants, all such unvoted shares are voted by the Independent Fiduciary for and against the proposals in the same proportion as shares for which directions are received from participants, unless the Independent Fiduciary decides that the law requires that the Independent Fiduciary vote them differently.
Notes Receivable from Participants
Participants may borrow up to 50% of the vested balance from their fund accounts, subject to a minimum borrowing amount of $1,000 and a maximum of $50,000. Participants are allowed to have two outstanding loans at any given time. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans. Loan terms range from 1 to 5 years for general purpose loans, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus one percent. Interest rates range from 4.25% to 11.00% with maturity dates ranging from October 2015 to July 2030. Principal and interest are paid through semi-monthly payroll deductions.
Payment of Benefits
On termination of service for any reason, a participant is permitted to elect to receive the value of the vested interest in his or her account as, with limited exceptions, a lump-sum or partial distribution in cash or property or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully-vested accounts upon reaching age 59 1/2 or in the event they incur a hardship, as defined in the Plan. A participant who makes a hardship withdrawal is restricted from making salary deferral contributions to the Plan or from making any elective contributions under any other plan maintained by the Company for six months following the date of the withdrawal. A pre-retirement distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement. Benefits due to participants that had elected to withdraw from the Plan were $280,452 and $309,231 as of September 30, 2015 and 2014.

2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.
Fair Value Measurements
The Plan uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Plan’s assessment of the hierarchy level of the assets measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each fiscal year.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.

Investments are reported at fair value. The following is a description of the fair value methodologies used.
Mutual funds are valued using the published net asset values of the funds which are quoted in an active market, and they are classified as Level 1.
Franklin Resources, Inc. common stock is valued using the closing price reported on the New York Stock Exchange, and is classified as Level 1.
Collective trusts are valued using the net asset value of the trust as reported by the trust’s manager, and are classified as Level 2. There are no restrictions on participant redemptions of the collective trust funds.
Income Recognition
Purchases and sales of investment securities are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments consists of the change in fair value of investment securities and net realized gains (losses) on the sale of investment securities during the fiscal year. Gains and losses on sales of investment securities are calculated based on the weighted-average cost. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in shares of mutual funds are deducted from income earned on a daily basis and recorded as a reduction of investment return for such investments.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.
Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan utilizes various investment securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as market, credit and interest rate risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the values of these securities, changes in market values of these securities in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Guidance
In July 2015, the Financial Accounting Standards Board issued an amendment to the existing employee benefit plan guidance. The amendment eliminates the disclosure requirement to present plan investments representing 5% or more of net assets available for benefits on an individual basis. It also eliminates the disclosure requirement to present net appreciation or depreciation for each general type of plan investment. The amendment requires a full retrospective approach at adoption and is effective for the Company in the fiscal year ending September 30, 2017. The Plan’s management is currently evaluating the impact that the adoption of the amendment will have on the Plan’s financial statements.
3.    Investments
The following tables present investments at fair value that represent 5% or more of the Plan’s net assets available for benefits.

as of September 30, 2015	Amount
Franklin Growth Fund R6	$88,101,620
Franklin Mutual Global Discovery Fund R6	82,750,965
Franklin Resources, Inc. common stock	81,938,034
Franklin Income Fund R6	68,455,889
Franklin Growth Opportunities Fund R6	58,733,070
Franklin Money Fund R6	58,540,149

as of September 30, 2014	Amount
Franklin Resources, Inc. common stock	$125,608,468
Franklin Mutual Global Discovery Fund R6	88,481,554
Franklin Growth Fund R6	85,816,043
Franklin Income Fund R6	76,899,808
Templeton Growth Fund R6	64,545,108
Investments in shares of the Company’s common stock represented 8% and 11% of total investments as of September 30, 2015 and 2014. A significant decline in the market value of investments, including the Company’s common stock, has in the past and could in the future have a material adverse effect on the Plan’s net assets available for benefits.
The Plan’s investments depreciated in value, including losses and gains on investments bought and sold, as well as held during the fiscal year, as follows:

for the fiscal year ended September 30, 2015	Amount
Mutual funds	$117,585,758
Franklin Resources, Inc. common stock	38,150,050
Collective trusts	1,250,421
Net Depreciation in Fair Value of Investments	$156,986,229

4.	Fair Value Measurements
The following tables present the balances of assets measured at fair value on a recurring basis by hierarchy level.

as of September 30, 2015	Level 1	Level 2	Total
Mutual funds
Money market	$58,540,149	$—	$58,540,149
Equity - global/international	293,177,487	—	293,177,487
Equity - United States	364,692,089	—	364,692,089
Hybrid	143,771,572	—	143,771,572
Fixed income - global/international	33,203,532	—	33,203,532
Fixed income - United States	52,683,524	—	52,683,524
Collective trusts	—	50,939,306	50,939,306
Franklin Resources, Inc. common stock	81,938,034	—	81,938,034
Total Assets Measured at Fair Value	$1,028,006,387	$50,939,306	$1,078,945,693

as of September 30, 2014	Level 1	Level 2	Total
Mutual funds
Money market	$55,890,582	$—	$55,890,582
Equity - global/international	340,200,678	—	340,200,678
Equity - United States	373,983,059	—	373,983,059
Hybrid	144,407,323	—	144,407,323
Fixed income - global/international	38,204,980	—	38,204,980
Fixed income - United States	49,238,915	—	49,238,915
Collective trust	—	34,571,348	34,571,348
Franklin Resources, Inc. common stock	125,608,468	—	125,608,468
Total Assets Measured at Fair Value	$1,127,534,005	$34,571,348	$1,162,105,353
There were no investments utilizing Level 3 inputs as of September 30, 2015 and 2014, and there were no transfers between levels of the fair value hierarchy during fiscal year 2015 and the fiscal year ended September 30, 2014.

5.	Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 2013 that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has not taken, nor expects to take, any uncertain income tax positions that would require recognition of a liability or disclosure in the Plan’s financial statements. The Plan may be subject to routine audits by tax authorities but is not currently under audit.

6.	Management and Trustee’s Fees
The Company or the Plan, as provided in the Plan documents, pays all administrative and operating expenses of the Plan.

7.	Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in accordance with the provisions of the Plan documents.

8.	Party-in-Interest Transactions
The Plan’s investments are invested in the common stock of the Company, the Plan’s sponsor, and certain mutual funds, which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.15% to 1.44% of the amounts invested in the mutual funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund. Notes receivable from participants also qualify as party-in-interest transactions.

9.	Reconciliation of Financial Statements to Form 5500
There were no reconciling items between the financial statements and the Form 5500 as of September 30, 2015 and 2014.

10.	Plan Amendments
The Plan was amended effective October 1, 2014 to eliminate the one-year service requirement for participation in the matching portion of the Plan and to make certain administrative changes.
A Plan amendment effective January 1, 2017 will change the fiscal year of the Plan to begin on January 1 and end on December 31.

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
September 30, 2015

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Franklin Money Fund R6	Money market mutual fund	**	$58,540,149
*	Franklin Balance Sheet Investment Fund R6	Mutual fund	**	6,805,384
*	Franklin Flex Cap Growth Fund R6	Mutual fund	**	13,992,198
*	Franklin Growth Fund R6	Mutual fund	**	88,101,620
*	Franklin Growth Opportunities Fund R6	Mutual fund	**	58,733,070
*	Franklin High Income Fund R6	Mutual fund	**	9,586,381
*	Franklin Income Fund R6	Mutual fund	**	68,455,889
*	Franklin International Growth Fund R6	Mutual fund	**	4,522,803
*	Franklin Large Cap Value Fund R6	Mutual fund	**	7,278,752
*	Franklin LifeSmart 2015 Retirement Target Fund R6	Mutual fund	**	4,495,349
*	Franklin LifeSmart 2020 Retirement Target Fund R6	Mutual fund	**	6,959,783
*	Franklin LifeSmart 2025 Retirement Target Fund R6	Mutual fund	**	10,116,232
*	Franklin LifeSmart 2030 Retirement Target Fund R6	Mutual fund	**	12,049,629
*	Franklin LifeSmart 2035 Retirement Target Fund R6	Mutual fund	**	15,289,182
*	Franklin LifeSmart 2040 Retirement Target Fund R6	Mutual fund	**	11,135,599
*	Franklin LifeSmart 2045 Retirement Target Fund R6	Mutual fund	**	7,889,868
*	Franklin LifeSmart 2050 Retirement Target Fund R6	Mutual fund	**	7,380,041
*	Franklin Low Duration Total Return Fund R6	Mutual fund	**	2,315,673
*	Franklin MicroCap Value Fund R6	Mutual fund	**	17,185,099
*	Franklin Mutual Beacon Fund R6	Mutual fund	**	45,950,950
*	Franklin Mutual European Fund R6	Mutual fund	**	42,039,380
*	Franklin Mutual Global Discovery Fund R6	Mutual fund	**	82,750,965
*	Franklin Real Return Fund R6	Mutual fund	**	1,721,202
*	Franklin Rising Dividends Fund R6	Mutual fund	**	53,761,122
*	Franklin Small Cap Growth Fund R6	Mutual fund	**	14,271,142
*	Franklin Small Cap Value Fund R6	Mutual fund	**	19,883,597
*	Franklin Small-Mid Cap Growth Fund R6	Mutual fund	**	38,729,155
*	Franklin Strategic Income Fund R6	Mutual fund	**	6,083,888
*	Franklin Total Return Fund R6	Mutual fund	**	14,198,894
*	Franklin U.S. Government Securities Fund R6	Mutual fund	**	18,777,486
*	Templeton Developing Markets Trust R6	Mutual fund	**	38,658,858
*	Templeton Foreign Fund R6	Mutual fund	**	25,462,150
*	Templeton Frontier Markets Fund R6	Mutual fund	**	4,049,464
*	Templeton Global Bond Fund R6	Mutual fund	**	33,203,532
*	Templeton Global Smaller Companies Fund R6	Mutual fund	**	21,081,177
*	Templeton Growth Fund R6	Mutual fund	**	52,664,652
*	Templeton World Fund R6	Mutual fund	**	21,948,038
	State Street International Index Non-Lending Series Fund Class C	Collective trust	**	3,944,418
	State Street Russell Small/Mid Cap® Index Non-Lending Series Fund Class C	Collective trust	**	3,644,982

[Table continued on next page]

SUPPLEMENTAL SCHEDULE
Franklin Templeton 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number 13-2670991
Plan Number 003
September 30, 2015

[Table continued from previous page]

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	State Street S&P 500 Index Fund N	Collective trust	**	$41,784,455
	State Street U.S. Bond Index Non-Lending Series Fund Class C	Collective trust	**	1,565,451
*	Franklin Resources, Inc. common stock	Common stock	**	81,938,034
*	Notes receivable from participants	Participant loans - various rates ranging from 4.25% to 11.00% and various maturities ranging from October 2015 to July 2030	**	16,792,185
		Total		$1,095,737,878
________________

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 25, 2016	FRANKLIN TEMPLETON
401(k) RETIREMENT PLAN

/s/ Sharon Anderson
Sharon Anderson
Vice-President HR Benefits
Authorized Representative of the Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Moss Adams LLP, Independent Registered Public Accounting Firm